SPENDSMART NETWORKS, INC.
805 AeroVista Pl., Suite 205
San Luis Obispo, California 93401

December 16, 2015

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The SpendSmart Payments Company Schedule TO-I Filed December 4, 2015 File No. 005-59515

Dear Ms. Chalk:

On behalf of SpendSmart Networks, Inc. (the “Company”), we submit the following responses to the comments set forth in your letter dated December 14, 2015 (the “Comment Letter”) regarding the Company’s Schedule TO-I filed on December 4, 2013 (the “Schedule TO). The comments from the Comment Letter are included below. The Company’s response follows each comment.

Exhibit (a)(1)(B) - Offer to Amend and Exercise

General

1.	Please include all required financial information as specified in Item 10 of Schedule TO and corresponding Item 1010 of Regulation M-A. In this regard, it does not appear that Item 1010(a)(3) has been included. Please revise or advise.

	RESPONSE:	In response to the Staff’s comment, the Company will revise the Schedule TO to include the financial information specified in Item 1010(a)(3) of Regulation M-A.

Conditions to the Offer to Amend and Exercise, page 25

2.
We note your statement that the company “will not accept any Election to Participate and Exercise Warrant from or on behalf of, any Original Warrant holders if the Company determines that a valid securities exemption is not available under the Securities Act.” This statement suggests that the offer is limited to holders of Original Warrants who are accredited investors. However, it is possible that the current holders of Original Warrants may not consist entirely of accredited investors. Please revise the offer document and accompanying transmittal materials to clarify that the offer is not limited to accredited investors or advise.

RESPONSE:
In response to the Staff’s comment, the Company will revise the Schedule TO to clarify that while the Company requires that holders of Original Warrants complete an accredited investor questionnaire, holders of Original Warrants will not be required to be accredited investors in order to participate in the Offer to Amend and Exercise. This also will be clarified in a Supplemental Letter to be delivered to the Original Warrant holders.

The Amended Schedule TO will also provide that, in the event that the Company receives a completed accredited investor questionnaire from any holder of Original Warrants that desires to participate in the Offer to Amend and Exercise indicating that such holder is no longer an accredited investor, the Company will, prior to the Expiration Date (as the same may be extended by the Company in accordance with the Exchange Act and the rules promulgated thereunder), file as part of a subsequent amendment to its Schedule TO and distribute to all holders of Original Warrants supplemental disclosure which includes all of the information required by Rule 502 of Regulation D. In such a circumstance, the Company will extend the Expiration Date of the Offer to Amend and Exercise to the extent required under the Exchange Act and the rules promulgated thereunder.

3.
See our last comment above. We note that a condition to the offer is the completion of the Accredited Investor Questionnaire by the holders of Original Warrants. Please provide an analysis as to how limiting the offer to persons who are accredited investors complies with Exchange Act Rule 13e-4(f)(8)(i), which requires that the offer be open to all security holders.

RESPONSE:
As stated in the Company’s response to Comment No. 2, the Company will revise the Schedule TO to clarify that while the Company requires that holders of Original Warrants complete an accredited investor questionnaire, holders of Original Warrants will not be required to be accredited investors in order to participate in the Offer to Amend and Exercise.

The Company issued the Original Warrants in private placement transactions, the closings of which occurred in 2010, 2011, 2012 and 2014, in reliance on the exemption from registration provided by Rule 506(b) of Regulation D under the Securities Act of 1933 (the “Securities Act”) inasmuch as these previous private placement transactions occurred without any form of general solicitation or general advertising. The holders of the Original Warrants previously represented to the Company that they were “accredited investors” in connection with the transactions in which such holders acquired the Original Warrants. As such, the Company anticipates that the holders of the Original Warrants will continue to qualify as accredited investors, unless their status has changed since their prior transactions with the Company.

The Company intends to rely on Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder and will continue to require the holders of the Original Warrants to complete an accredited investor questionnaire, although the holders will not be required to be accredited investors in order to participate in the Offer to Amend and Exercise. The Company and its legal counsel will review accredited investor questionnaires as they are received through the Expiration Date. In the event that the Company receives a completed accredited investor questionnaire from any holder of Original Warrants that desires to participate in the Offer to Amend and Exercise indicating that such holder is no longer an accredited investor, the Company will, prior to the Expiration Date, extend the Expiration Date of the Offer to Amend and Exercise and file as part of a subsequent amendment to its Schedule TO and distribute to all holders of Original Warrants supplemental disclosure which includes all of the information required by Rule 502 of Regulation D. In such a circumstance the Company will further extend the Expiration Date of the Offer to Amend and Exercise to the extent required under the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules promulgated thereunde.

4.
Assuming the offer is open to all holders as required by Rule 13e-4(f)(8)(i), please advise us of the exemption from registration upon which you are relying in issuing the new securities and indicate how you intend to comply with the provisions of any such exemption.

RESPONSE:
The Company intends to rely on Section 4(a)(2) of the Securities Act, and Rule 506(b) promulgated thereunder, as an exemption for its offer to amend the Original Warrants. The Company has implemented the Offer to Amend and Exercise without any form of general solicitation or general advertising. Additionally, as provided in the Schedule TO, the Company will continue to require the holders of Original Warrants to complete an accredited investor questionnaire, although the holders will not be required to be an accredited investor in order to participate in the Offer to Amend and Exercise.

The Company and its legal counsel will review accredited investor questionnaires as they are received through the Expiration Date. As provided in response to Comments 2 and 3 above, in the event that the Company receives a completed accredited investor questionnaire from any holder of Original Warrants that desires to participate in the Offer to Amend and Exercise indicating that such holder is no longer an accredited investor, the Company will, prior to the Expiration Date, file as part of a subsequent amendment to its Schedule TO and distribute to all holders of Original Warrants supplemental disclosure which includes all of the information required by Rule 502 of Regulation D, thereby satisfying the requirements of Rule 506(b) in the event any of the eligible warrant holders have ceased to be accredited investors within the meaning of Rule 501 under Regulation D. In the event that the Company distributes such supplemental disclosure it will extend the Expiration Date of the Offer to Amend and Exercise to the extent required under the Exchange Act and the rules promulgated thereunder. See our response to Comment 9 regarding our procedures for extending the Expiration Date of the Offer to Amend and Exercise.

As stated above, based on their prior representations, the Company anticipates that each of the holders of the Original Warrants are accredited investors, and that the Offer to Amended and Exercise will qualify for an exemption from registration under Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder.

5.
We note your disclosure that “We are not making this Offer to Amend and Exercise to, nor will we accept any Election to Participate and Exercise Warrant from or on behalf of, Original Warrant holders in any jurisdiction in which the Offer to Amend and Exercise or the exercise of the Amended Warrants would not be in compliance with the laws of such jurisdiction.” Please explain to us how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). If the company is attempting to rely on Exchange Act Rule 13e-4(f)(9)(ii), we note that Rule 13e-4(f)(9)(ii) is restricted to state law, and that the disclosure does not appear to track the language of that rule. For guidance, refer to Exchange Act Release No. 34-58597, Section II.G.1 (September 19, 2008).

	RESPONSE:	The Company hereby confirms that by “any jurisdiction” it is referring to restrictions under state law as provided under Rule 13e-4(f)(9)(ii). The Company has revised the Schedule TO accordingly.

The Staff requested that the Company provide the following representations in its response to the Staff comments. In connection with the Schedule TO, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe the foregoing information and proposed changes to the Company’s filings responds fully to the comments raised in the Comment Letter.  If you have any questions or comments to this letter, please contact the undersigned.

Sincerely,

/s/ Alex Minicucci
Alex Minicucci
Chief Executive Officer